UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Removal of Chief Executive Officer

On 13 March, 2025, Louis Luo submitted to the board of directors of Color Star Technology Co., Ltd. (the “Company”) his resignation from the position of Chief Executive Officer (CEO), which the board accepted. Notwithstanding the acceptance of his resignation, the board of directors had previously resolved to remove Mr. Luo from his position as CEO, effective as of March 9, 2025, in light of concerns regarding his performance and pending an internal investigation into his personal conduct that commenced on March 9, 2025. The investigation remains ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Jiang LiLi
Name:	Jiang LiLi
Title:	Chief Financial Officer

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